FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 25, 2003

MIRAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 23, 2003	NEWS RELEASE 03-16	MAE - TSE MNG - Amex

Miramar Extends Strike of Deep Boston Gold Mineralization a Further 450m at Hope Bay
— Deep Pilot Drill Hole Commenced to Allow Multiple Intercepts at Depth —
— Operating Challenges Reported at Yellowknife Operations —

VANCOUVER — Miramar Mining Corporation today announced the results of the third deep drill hole at its Boston deposit, part of the 100% owned Hope Bay project in Nunavut, Canada. This third hole has significantly extended the gold mineralization in the Boston deposit at depths in excess of 1,000m below surface. “The results from the deep drilling program at Boston have substantially exceeded our expectations,” said Tony Walsh, Miramar’s President & CEO. “In 2003 we have more than doubled the depth extent of the Boston gold mineralization and extended it over a strike length of more than 600m. These results clearly warrant the continued evaluation of the potential of the Boston area to host a major gold deposit at depth.”

The latest Boston drill hole, S03-294, stepped out 450m to the south of the previously announced deep high grade intercept in hole S03-293 and intersected significant gold mineralization within zones of alteration and quartz veining which appear to correlate with both the B2 and B3 Zones. The B2 and B3 Zones host virtually all of the gold resources at the Boston deposit, which is one of three major mineralized centres on the Hope Bay belt.

A number of mineralized zones have also been intercepted in the portions of drill holes S03-295 and S03-295W completed to date, with local significantly anomalous gold values. These zones are all contained within sediments to the east of the main mineralized trends at Boston. Of particular interest is a new discovery of a zone of blue quartz veins intersected in both the initial hole (at approximately 635-645m) and the wedged hole (at approximately 561m). A similar horizon was intersected in S03-293 at approximately 900m. These parallel zones suggest that there may be potential for significant gold mineralization in the sediments east of the volcanics that host all the currently known gold zones at Boston.

Implications of the Results

On the basis of the three deep drill holes completed at Boston to date, Miramar believes that it has confirmed that Boston-style alteration and gold mineralization continues to depths of in excess of 1,000m below surface and can be traced over a strike length of more than 600m. Miramar believes the geology indicates that the alteration zone widens to depth and that it contains quartz veining and gold mineralization analogous to that seen in the B2, B3 and B4 Zones in the upper parts of the Boston system. While the thickness of the alteration zone in S03-294 is somewhat less than seen in previously announced holes S03-290W and S03-293, it is still significantly greater than seen at the southern end of the Boston deposit closer to surface. The results of the first three deep drill holes far exceed Miramar’s expectations for this deep drill program, and suggest that there is significant potential to extend the Boston system at depth over a significant strike length, and to delineate good grade gold mineralization over these areas.

Preliminary Results

Highlights of the results are summarized below, while the assay information is detailed in the tables attached.

Hole ID	Zone	Intercept(m)	Gold (g/t)

S03-294	B2?	3.8	5.7
Including		2.3	7.5

S03-294	B2?	19.2	5.2
Including		10.2	5.9
Including		1.5	13.0
Including		1.7	10.6
Including		1.1	13.9

S03-294	B3?	3.4	4.0

S03-295	New	10.9	2.9
Including		2.3	7.0

S03-295W	New	1.6	21.9

Not all assays are available for S03-294, -295 and -295W. See details attached.

Miramar’s Hope Bay Strategy

Mr.  Walsh added, “We believe that Miramar’s strategy of aggressively drilling the Boston and Madrid deposits while continuing to advance the proposed Doris North project towards a production decision as soon as possible, is adding significant value for our shareholders. Our management has always been financially prudent and we anticipate that the high-grade Doris deposit could help fund the ongoing exploration efforts at our tremendously prospective Hope Bay project.”

The Doris deposit is currently in the permitting process for the development of a low capital cost, high return gold mine. Meanwhile a major summer exploration program has just commenced at Madrid focused primarily on building off the tremendous earlier exploration results from the Suluk Zone. As previously announced, drilling in the first half of 2003 more than doubled the depth extent of the gold mineralization at Suluk. Drilling is now underway with the objective of extending this mineralization further to depth and along strike.

Boston Deep Drill Program Details

Objectives

As announced on December 9, 2002, the objective of drilling deep at the Boston deposit was to determine whether the alteration and shearing that host the mineralization at Boston are present and sufficiently well developed to indicate the Boston mineralized system should be pursued to depth. The intent was not to add resources with this program, which would require more detailed in fill drilling, but to demonstrate the depth potential of the Boston mineralized system. The results to date have exceeded these objectives.

Drilling Progress

The results of the first two deep drill holes (S03-290W and S03-293) were announced on May 27, 2003 and included significant intercepts that extended the mineralization, alteration and favourable stratigraphy at depths of 1,000m below surface, more than twice the depth previously encountered. The latest completed hole, S03-294 was drilled to a depth of 1,781.4m and intercepted the target horizon approximately 450m south of the high grade intercept in S03-293. Current drill hole S03-295 in progress is targeting an area approximately 400m below the high grade intercept in S03-293 and is currently at a depth of 1,230m, with a projected completion of approximately 2,000m.

Description of Holes

Hole S03-294 was drilled from west to east to test the target B2 horizon approximately 400m south of the intercept in S03-293. This hole was designed to test for possible southward extensions of the deep gold mineralization discovered at Boston in 2003, at a depth of more than 1km below surface. Previous drilling this far south in the Boston area has intersected gold mineralization, but at much higher elevations: 750m above S03-294 or just 275m below surface.

S03-294 cut a similar package of sediments and altered basalts as seen elsewhere in the Boston deposit and all components of the lithological, alteration and mineralized package were present in S03-294. The alteration envelope continues to be robust and thick at depth. Stratigraphic contacts and mineralized horizons were intersected where expected, giving greater confidence with respect to future drill targeting.

Three distinct zones of quartz veining were intersected in a 300m wide alteration envelope in S03-294. Two of these zones correlate well with the B2 horizon at much shallower elevations, where it typically occurs as multiple lenses of gold mineralization. The third vein package is tentatively correlated with the B3 horizon. As is typical for the Boston deposit these vein zones lie within a halo of anomalous, but generally low grade gold mineralization.

As the dip of hole S03-294 in the area of the mineralized interval is only minus 14 degrees, the core length of this intercept is likely to be close to the true width.

Hole S03-295 was drilled from east to west and was targeted to intersect the target B2 horizon approximately 400m below the high grade intercept in previously announced drill hole S03-293. However, the hole was deflecting off course, and so a wedge was placed at 499m and the hole was redirected through the combination of wedging and directional drilling, and continued as hole S03-295W. This hole is currently at a depth of approximately 1,230m, with the target depth for the B2 horizon at approximately 1,800m down hole, with an anticipated completion date for this hole in mid-August 2003.

Deep Pilot Hole Commenced

Given the very encouraging results from the deep drilling at Boston, Miramar has commenced a deep pilot hole (S03-296) that is designed to act as a platform for drilling multiple intercepts in the deeper portions of the Boston mineralization. A single, directionally controlled hole will be drilled to depths of approximately 1,200m below surface. The hole will be drilled to the east of and parallel to the target B2 horizon and directional drilling equipment will be used to ensure the hole remains as straight as possible. Once complete, wedges will be used to deflect holes off the main pilot hole to intersect the target B2 horizon at regular intervals from approximately 700m below surface to depths of up to 1,400m, allowing testing of the target B2 horizon over a vertical distance of approximately 700m and a strike extent of approximately 200m with intercepts on approximately 100m centres. Up to 20 deflected holes are planned off the single pilot hole. This approach offers the potential of reducing the required drill meterage and cost by more than 50% versus drilling a similar number of intercepts from surface, and reduces the surface impact of exploration activities.

The pilot hole is estimated to take approximately two months to complete, and each wedge hole approximately three weeks. As a result, drilling of the entire 200m by 700m panel could require up to 14-18 months of drilling time to complete. With the commencement of the pilot hole, and by extending the drilling season in 2003 into the late fall, Miramar anticipates that it should be able to get a limited number of deep intercepts in 2003, with the remainder completed in 2004 and into 2005.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 sq.km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, combined, host a measured and indicated resource of 1.6 million oz of gold averaging 15.7 g/t plus an inferred resource of 2.7 million oz of gold averaging 12.3 g/t prior to the start of the 2003 program. All deposits remain open to expansion.

Quality Assurance/Quality Control

The Hope Bay technical information is reported under an extensive quality control program supervised by Edward Mahoney, P.Geo. Project Manager, Development with Miramar who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Maps and diagrams detailing some of the matters described herein are attached to this news release. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Yellowknife Operations Update

As reported on May 23, 2003, a number of issues were anticipated to affect mining operations in Yellowknife during the second quarter. On May 2, 2003 the mill temporarily ceased processing ore as the freeboard level in the tailings pond rose at a rate quicker than it could be discharged. There was no spill or discharge into the environment of effluent, as all effluent was contained within the tailings pond. The water treatment plant commenced operation on April 30th and reduced water levels sufficiently to allow the mill to resume operation on May 24, 2003. Mining continued throughout the period and, with the excess processing capacity available in the mill, Miramar anticipates processing all stockpiled free mill ore by the end of the third quarter.

Also on May 23, Miramar reported that shortfalls in both mined grade and tonnage at the Con and Giant Mines. At Giant Mine, the shortfall resulted from delays in development however, it is expected that the shortfall will be caught up in the second half of the year. However, at the Con Mine shortfalls in production from the free mill ore and the refractory AW trend are not expected to be recovered. Second quarter production will be affected by these shortfalls. Continuing issues with the Con Mine refractory ore in the AW trend have caused Miramar to initiate a review of its mining operations to assess whether a sustainable level of cash flow positive gold production from its operations can be achieved. The results of this review will be available during the third quarter of 2003.

As a result of the operating challenges in Yellowknife, Miramar anticipates that second and third quarter financial performance and the carrying value of the Con Mine will be negatively impacted. The Company anticipates reporting a loss for the second quarter.

Forward Looking Statements

Statements relating to planned and completed exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the exploration work program; fluctuations in the price of gold and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions or other factors should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572        Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:   info@miramarmining.com

N
0
250
500
metres
Boston Camp
13600 N
13200 N
12800 N
12400 N
12000 N
S03-293
S03-290W
S03-290
Abandoned
S03-291
Abandoned
S03-292
Abandoned
S03-296
Pilot Hole In Progress
S03-295W
In Progress
S03-293W
S03-295
Abandoned
S03-294
Spyder
Lake
1000 E
1400 E
1800 E
Miramar
Mining Corp.
Boston Drilling
July 23, 2003
2003 Drilling
pre-2003 Drilling
Lakes
Outcrop

800E
900E
1000E
1100E
1200E
1300E
1400E
1500E
4000m
3900m
3800m
3700m
3600m
3500m
3400m
3300m
3200m
3100m
3000m
2900m
Miramar Mining Corp.
Boston Deep Drilling
Section 11900 N
July 23, 2003
Mineralized zones
Altered Mafic Volcanics
Turbidites
3.8 m @ 5.7 g/t Au
19.2 m @ 5.2 g/t Au
3.4 m @ 4.0 g/t Au
B2 Zone
? B3 Zone
S03-294

Hole ID	Zone	From (m)	To (m)	Intercept (m)	Gold (g/t)

S03-294	B2?	1543.0	1546.8	3.8	5.7
Including		1544.5	1546.8	2.3	7.5

S03-294	B2?	1578.4	1597.6	19.2	5.2
Including		1583.4	1593.6	10.2	5.9
And Including		1583.4	1584.9	1.5	13.0
And Including		1591.9	1593.6	1.7	10.6
And Including		1596.5	1597.6	1.1	13.9

S03-294	B3?	1635.9	1639.3	3.4	4.0

Assays from any samples collected between 1,664.25m and 1,758.5m are currently pending

S03-295	New	635.8	646.7	10.9	2.9
Including		644.4	646.7	2.3	7.0
And		663.2	664.2	1.0	3.3
And		723.5	724.1	0.6	8.1
And		735.7	741.0	5.3	2.8
And		750.2	750.5	0.3	3.9

S03-295W	New	561.2	562.8	1.6	21.9
And		575.0	577.0	2.0	9.9
And		627.2	628.5	1.3	2.9
And		635.0	644.0	9.0	1.3
And		666.5	678.0	11.5	1.7

Assays from any samples collected between 988.2m and 1,109.9m are currently pending, and the hole is continuing to an estimated target length of 1,800m.

MIRAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 24, 2003	NEWS RELEASE 03-17	MAE - TSE MNG - Amex

Miramar Mining Announces $30 million "Bought Deal" Financing
– Allows Continued Funding of the Exploration and Proposed Development of the Hope Bay Belt –

VANCOUVER – Miramar Mining Corporation today announced that a Canadian broker on behalf of a syndicate of underwriters (collectively the “Underwriters”) has agreed to purchase 14,300,000 Common Shares at a price of $2.10 per share for gross proceeds of $30,000,000. The Underwriters also have an option to purchase up to an additional 2,400,000 Common shares at the offering price to raise a further $5,000,000 exercisable up to 48 hours before the closing. Miramar plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes.

“This financing allows us to continue to fund the exploration and development of the Hope Bay belt,” said Tony Walsh Miramar’s President & CEO. “With $18 million committed to exploration on Hope Bay in 2003, this financing replenishes our treasury and enables us to continue funding the project.”

The common shares to be issued under this offering will be offered by way of short form prospectus to be filed in certain provinces in Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions, and pursuant to an exemption from the registration requirements of the United States Securities Act of 1933.

The offering is scheduled to close on or about August 14, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

In consideration for its services, the underwriters will receive a 5% cash commission and an agent’s option to acquire shares in an amount equal to 5% of the number of common shares sold. The agent’s option will be exercisable for 18 months at the issue price, subject to regulatory approval.

These securities have not been and will not be registered under the United States Securities Act of 1933 (the “US Securities Act”), as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

Miramar Mining Corporation has a 100% interest in virtually the entire 80km long Hope Bay Archean greenstone belt.

Forward Looking Statements

Statements relating to the completion of the contemplated financing and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572        Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:   info@miramarmining.com